Intuity Medical, Inc.

3500 West Warren Avenue

Fremont, California 94538

June 3, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	Suzanne Hayes

Kevin Kuhar

Re:	Intuity Medical, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-259631

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Intuity Medical, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-259631), together with all amendments and exhibits thereto (collectively, the “Form S-1”). The Form S-1 was originally submitted confidentially to the Commission on June 4, 2021 and was initially filed on September 17, 2021.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. The Company confirms that the Form S-1 has not been declared effective and that no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein. The Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

Please send copies of the written order granting withdrawal of the Form S-1 to the undersigned at Intuity Medical, Inc., 3500 West Warren Avenue, Fremont, California 94538, with a copy to the Company’s counsel, Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, Attention: Kathleen M. Wells.

If you have any questions or require any further information, please contact Kathleen M. Wells at (650) 463-2677.

Respectfully submitted,

Intuity Medical, Inc.

By:	/s/ Tammy Cameron
Name:	Tammy Cameron
Title:	Chief Financial Officer

cc:	Emory Anderson, Intuity Medical, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP